RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2012

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated November 13, 2012, includes financial information from, and should be read in conjunction with, the condensed interim consolidated financial statements for the nine months ended September 30, 2012. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2011 and the accompanying MD&A for the year ended December 31, 2011.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Nevada and Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE-MKT Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS TO SEPTEMBER 30, 2012

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Property which has been the main focus of the Company’s exploration and development efforts since the discovery of the F2 Gold System in early 2008.

Development Highlights

Phoenix Gold Project development milestones achieved during the nine months ended September 30, 2012 included:

•
Commissioning of the 14 foot double drum hoisting plant was completed in the first quarter, including the headframe extension (15 m), new sheave deck, new backlegs, and a new dump.  New shaft guides were installed from surface to the 122 Level (level number indicates metres below surface, e.g. 122 Level is 122 metres below surface), along with new buckets and a new crosshead.

•
Lateral development of 242 metres (nil the current quarter due to the switch over to shaft sinking) has been completed. The bulk of the lateral development was to establish access to mineralization on the 244 Level.  Other advancements included the completion of a drill station on the 244 Level.

•
The vertical component of the development was the completion of the waste pass from the 305 Level to the 122 Level.  The development of the 183 Level was started by accessing the area by an alimak raise.

•	The excavation of the loading pocket on the 338 Level was completed, and the construction was 85% complete at period end.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

•	The shaft was deepened by 173 metres (149 metres in the current quarter) during the nine months ended September 30, 2012, and a shaft station was established on the 488 Level.

•
Total shaft depth at the end of September 2012 is 515 metres of elevation with a current target depth of 610 metres.  As part of the ongoing PEA optimization the Company is evaluating the cost/benefit of extending the shaft beyond the current target.

•	The mill foundations were 14% completed as at September 30, 2012.

•	The contents of the old mill building were removed, in preparation for the engineering design of the water treatment plant.

•	The new mill building shell has been fabricated, and delivery is expected in November 2012.

•	SAG and Ball Mills have been ordered with expected delivery of July 2013.

Exploration Highlights

Red Lake Exploration

Phoenix Gold Project

Drilling

The Company drilled a total of 56,175 metres on the F2 Gold System on the Phoenix Gold Project during the first nine months of 2012. This drilling was mainly a continuation of the program of infill drilling of the F2 Gold System commenced in October of 2011. The drilling was carried out utilizing up to two underground rigs on the 305 metre and 244 metre Levels and up to three surface rigs.  Initial indications are that this part of the program has been successful.

As of mid-October 2012 all drill rigs have been temporarily shut down in order to allow for dedicated development at the Phoenix Gold Project.  The Company expects to restart a drill program in early 2013.  Future drilling is expected to focus on infill drilling targeting the up dip extension of the known zones throughout 9x layout and expansion along strike.

Details of drilling results are available in the Company’s news releases of March 29, 2012, May 14, 2012, July 16, 2012, November 13, 2012 and on the Company’s web site at www.rubiconminerals.com.  Some assays remain pending. Gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,546 metres and remains open along strike and at depth.

Permitting

The Company’s Production Closure Plan was approved by the Ontario Ministry of Northern Development and Mines (“MNDM”) on December 2, 2011, and the remaining permits required for the projected production phase of the Phoenix Gold Project, as contemplated in the Preliminary Economic Assessment1 contained in the technical report filed on SEDAR on August 11, 2011 (the “PEA”), were received during the first quarter of 2012.

1 See PEA Caution on page 5

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company has carried out compilation programs on several of its Red Lake projects in 2012 to identify targets for future exploration programs.

Corporate Developments

On June 1, 2012, Mr. Michael Lalonde was appointed as the Company’s President and Chief Operating Officer.  Following a transition period of up to six months, Mr. Lalonde will assume the position of President and Chief Executive Officer of the Company and Dr. David Adamson, the Company’s current Chief Executive Officer, will assume the position of Chairman of the Board.  Mr. Lalonde is a mining engineer with over 25 years of experience developing gold mines in Canada and internationally.  Most recently Mr. Lalonde was Director of Underground Projects for Goldcorp and from 2008 to 2011 was General Manager of the Goldcorp’s Red Lake Gold Mine.  For further information on Mr. Lalonde’s appointment see the Company’s news release of April 30, 2012.

On July 30, 2012, Mr. Peter Rowlandson was appointed to the Board of Directors. Mr. Rowlandson is a mining engineer with over 30 years extensive and varied experience in the development and operation of gold mining operations in Ontario, Canada. His experience in the management of chiefly underground gold mining operations includes, amongst others, 12 years managing the Hemlo mining operations for Williams Operating Corporation (a Teck Corporation - Barrick Gold Corporation joint venture) and 3 years as General Manager – Timmins Division with Pamour (Giant Yellowknife Mines Ltd.).

Objectives for the Balance of 2012 and Early 2013

The Company’s objectives for the balance of 2012 and early 2013 are summarized in the following areas:

Operational

Current operational efforts are focused the two most critical components in the construction schedule, the sinking of the Phoenix shaft and the construction of the processing mill.  Currently underway are mill foundation work, fabrication of the mill building, additional mill engineering and procurement of mill components.  The current shaft is planned to be extended from 338 metres to 610 metres below surface to allow better access for development and exploration drilling. The 610 metre depth is expected to be reached in Q1 of 2013. All underground drilling and lateral development has been temporarily halted to allow shaft sinking to continue at a faster pace and without interruption. The Company will be evaluating the cost/benefit of continuing to extend the shaft beyond a depth of 610 metres to better facilitate access to the sub 1,200 metre target area.

The Board has approved the above expenditures and the ongoing costs of the Company, pending approval of the next operating budget.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

Exploration

One of the key exploration objectives of the Company is to define sufficient additional indicated or measured mineral resources to support a minimum of three to five years of potential production, at rates envisaged in the current PEA (see PEA caution below). The Company currently expects to review the results of the current drill program in Q4 of 2012.  As noted above, underground drilling has been halted in favour of full time shaft sinking. Surface drilling has now also been halted pending review of recent results.

PEA Optimization (see PEA Caution below)

The Company is currently undertaking the following studies as part of the optimization of its current economically positive PEA (see PEA Caution below):

•	evaluation of possible ramp access to examine the cost benefit of more mechanized mining techniques (in progress);

•	structural studies to aid in understanding mineralization controls and aid in future drill targeting (in progress); and

•	a review of the ability to employ lower cost mining methods in parts of the deposit other than the currently envisaged captive cut and fill method (in progress).

The Company currently expects to review the results of the above studies in Q4 of 2012.

The programs described above are largely consistent with the recommendations laid out in the PEA (see PEA Caution below) and support targeted possible production in Q1 of 2014, while maintaining the flexibility to implement any changes potentially following from analysis of additional drilling data, further development work and the optimization studies.

PEA Caution

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under National Instrument 43-101 (“NI-43-101”), was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Qualified Persons and Quality Assurance

The 2012 exploration programs in Red Lake were supervised by and all data forming the basis for the technical exploration disclosures in this MD&A, except with regard to the third party prepared PEA, were verified by Matthew Wunder, P.Geo., Vice President Exploration for Rubicon, a Qualified Person as defined in NI 43-101.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including engineering studies and ongoing development are supervised and verified by Claude Bouchard, P. Eng., Vice President Operations for Rubicon and a Qualified Person as defined in NI 43-101.

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

During 2011, West Kirkland Mining Inc. (“West Kirkland”) signed an option agreement over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years.  West Kirkland has announced initial results from its 2011 exploration program (see West Kirkland news release dated January 10, 2012, July 3, 2012 and Sept 26 2012) and has completed its first year commitment of US$2 million of exploration.  West Kirkland is required to spend US$3 million by June 23, 2013 to maintain its option.

State of Alaska

The Company holds a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District of Alaska. Given its focus on the Phoenix Gold Project, the Company has been seeking a partner to advance the exploration of the Alaska property.  As a partner has not been found, the Company does not anticipate that the annual claim rentals will be paid by the November 30th deadline, in which case these claims will not be retained.  As these claims are currently carried at $nil, no further write-off is required.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in those categories will ever be converted into reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility study.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, dated March 27, 2012, for the year ended December 31, 2011, on file at www.sedar.com (the “AIF”).

OPERATING RESULTS

Nine Months ended September 30, 2012 compared to the Nine Months ended September 30, 2011

For the nine months ended September 30, 2012, the Company had a net loss of $7,390,444 ($0.03 per share) compared to a net loss of $4,728,199 ($0.02 per share) in the  nine months ended September 30, 2011, an increased loss of $2,662,245.  During the nine months ended September 30, 2012, the Company recorded other comprehensive income of $970,150 compared to other comprehensive loss of $1,072,048 in the prior year comparative period.  Comprehensive loss (the total of net loss and other comprehensive income or loss) for the nine months ended September 30, 2012 is $6,420,294 compared to comprehensive loss of $5,800,247 in the prior year comparative period, an increase in comprehensive loss of $620,047.

Significant changes in line items that caused an increase in net loss were as follows:

•	Salaries were higher by $1,283,295 due to increased staffing levels, severance costs, benefits, and other related costs in the first nine months of 2012.

•
Share-based compensation increased by $2,344,027 as the total number of options issued in the current year increased and a significantly higher Black Sholes calculated fair value was applicable to these options as compared to options issued in the comparative period.

•
Interest and other income for the nine months ending September 30, 2012 was $1,558,447 compared to $328,295 for the nine months ending September 30, 2012. The increase of $1,230,152 in interest income was the result of higher amounts on deposit, in the current year, following the February 2012, net $192 million financing.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was lower by $116,888 mainly due to decreased activity by the Company’s English Royalty Division.

•
Other gains and losses included a loss on marketable securities of $132,003. The losses were incurred due to impairment write-offs taken on junior mining stocks the Company holds as part of its English Royalty Division.

•	Other comprehensive income for the nine months ending September 30, 2012 was $970,150 compared to other comprehensive loss of $1,072,050 in the nine months ended September 30, 2011.
•
The increase in OCI is attributable to share price increases in the Company’s marketable securities as well as an increase in losses realized on sale of marketable securities and reclassified to net income.

Three Months ended September 30, 2012 compared to the Three Months ended September 30, 2011

For the three months ended September 30, 2012, the Company had a net loss of $3,504,039 ($0.01 per share) compared to  net loss of $1,559,355 ($0.01 per share) in the three months ended September 30, 2011, an increase in net loss of $1,944,684.  During the quarter, the Company recorded other comprehensive income of $677,284 compared to other comprehensive loss of $728,984 in the prior year’s comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive loss) for the quarter was $2,826,755 compared to comprehensive loss of $2,288,341 in the prior year comparative quarter, an increase in comprehensive loss of $538,414.

Significant changes in line items were as follows:

•	Salaries were higher by $771,830 due to increased staffing levels, severance costs, benefits, and other related costs in the current period.

•
Share-based compensation was higher by $1,162,204 as options vesting during the three months ended September 2012 had a significantly higher Black Sholes calculated fair value than those vesting during the three months ended September 2011.

•	Interest and other income increased by $548,661 in the current quarter due to higher amounts on deposit in the current quarter, following the February 2012, net $192 million financing.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was lower by $174,455 mainly due to decreased activity by the Company’s English Royalty Division.

•
Other comprehensive income for the quarter ending September 30, 2012 was $809,287 compared to a loss of $728,986 in Q3 2011. The increase in OCI is mainly attributable to share price increases in the Company’s marketable securities.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to September 30, 2012
July 28, 2011 Agnico-Eagle Private Placement
•$70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	•$48 million had been expended, as committed, on the Phoenix Gold Project, to September 30, 2012. The Company expects to use the balance of the proceeds in future periods as previously disclosed.
February 29, 2012 Public Offering
•$192 million net proceeds. $181 million for development of Phoenix Gold project. $11 million was for exploration and general working capital.	•$39 million has been expended, as committed, on the Phoenix Gold Project, to September 30, 2012.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars for all quarters presented.

Quarter	2012 Third		2012 Second		2012 First		2011 Fourth		2011 Third		2011 Second		2011 First		2010 Fourth
	$		$		$		$		$		$		$		$
Interest and other income		684,391		632,063		241,993		149,181		135,730		77,554		115,011		135,845
Gain (loss) on sale of investments		(129,612)		(15,589)		(821)		(119,754)		(134,168)		(577)		(9,545)		59,231
Net loss		3,504,039		2,312,752		1,573,653		14,932,743		1,559,355		1,669,859		1,498,985		16,604,792
Basic and fully diluted net loss per share		0.01		0.01		0.01		0.06		0.01		0.01		0.01		0.08

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarters of 2011 and 2010, property write-downs caused unusually large losses. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs.  These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $185.8 million at September 30, 2012 compared to $62.7 million at December 31, 2011.  Working capital increased in the current year by $123.1 million primarily due to the Company receiving net proceeds of $192 million pursuant to the bought deal equity financing described in more detail below. This increase is offset by expenditures incurred in the first nine months of 2012.

Increases in property plant and equipment of $15.4 million and increases in exploration and evaluation assets of $50 million in the first nine months of 2012 represent expenditures on surface assets and surface and underground exploration expenditures at the Phoenix Gold Project.  Significant projects undertaken during the period include completion of a new hoist and extension of the head frame, deepening of the existing shaft, underground lateral development and commencement of construction of the mill foundations.

In February 2012, the Company received gross proceeds of $200.9 million from a public offering of 49,000,000 common shares of the Company at a price of $4.10 per share. Net proceeds after deducting commissions and share issue costs were $191.7 million and were credited to share capital.  Of these funds, approximately $181 million is expected to be used for development of the Phoenix Gold Project and the balance for exploration and general working capital.

CASH FLOWS

For the nine months ended September 30, 2012, the Company had net cash inflows of $87,925,478 compared to net cash inflows of $65,265,669 in the nine months ended September 30, 2011, a change of $22,659,809.  Primarily this is a reflection of the closing of the bought deal public financing offset by expenditures on the Phoenix Gold Project and investment of excess funds in temporary investments.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

Operating Cash Flows – Nine months ended September 30, 2012

Net cash used in operating activities of $2.5 million was lower than net cash used in operating activities in the prior comparative period of $4.5 million reflecting the net decrease in cash applied to receivables and payables in 2012.

Investing Activities – Nine months ended September 30, 2012

The Company had a cash outflow of $102.3 million from investing activities compares to a cash outflow of $0.4 million in the prior comparative period, a difference between periods of $101.9 million.  This difference is primarily a reflection of the purchases of new longer term T-Bills and GIC’s in the current period.  Current period outflows also included $41.6 million for mineral property expenses, $16 million in capital equipment expenditures and $4.3 million invested in restricted cash incurred to further exploration and development at the Company’s Phoenix Gold Project. Cash outflows were partially offset by the receipt of $3.8 million from the sale of available-for-sale investments during the period.

Financing Cash Flows – Nine months ended September 30, 2012

Financing inflows of $192.7 million in first nine months exceeded financing inflows of $70.1 million in the comparative period by $122.6 million.  Financing inflows are made up of $191.8 million net proceeds received from the bought deal equity financing, and $0.9 million in proceeds received from the exercise of stock options.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 3(o) and 4 to the Annual Consolidated Financial Statements for the year ended December 31, 2011.  During 2011 and Q1 of 2012, the Company restricted its investments of excess cash to financial instruments of the governments of Canada and its provinces. During April of 2012, the Company expanded this policy to allow investments in highly rated financial instruments issued or guaranteed by the largest 5 Canadian banks with limitations on concentration of investments with any one bank.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 13 of the interim consolidated financial statements.

COMMITMENTS

At September 30, 2012, the Company has the following lease, rental and contractual commitments:

	September 30, 2012	December 31, 2011
Less than 1 year	$11,703,811	$315,247
Between 1 and 3 years	140,901	162,114
Total Commitments	$11,844,712	$477,361

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  For the nine months ended September 30, 2012, the Company incurred legal fees with this firm of $1,686,379 (September 30, 2011 - $707,549).  The fees are recorded within professional expenses and share issuance costs of the Company’s financial statements.  As at September 30, 2012, this law firm was owed $554,834 (December 31, 2011 - $1,417,406).  All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2011 annual consolidated financial statements.  The Company considers the following estimates to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges, valuation of share-based payments and provision for closure and reclamation among others. Actual results could differ from those estimates.

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Provision for closure and reclamation

The Company’s provision for closure and reclamation represents the present value of Company’s estimate of the future costs to rehabilitate the Phoenix mine-site upon closure.  The amount recognized in exploration and evaluation assets is dependent on management’s estimates of the closure costs and the time to closure.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Future changes to IFRS as announced by the International Accounting Standards Board up to December 31, 2011 were discussed in the Company’s December 31, 2011 MD&A and will not be effective for the current year or will not have a significant effect in the Company’s financial reporting.

OUTSTANDING SHARE DATA

As at November 13, 2012, the Company had the following common shares and stock options outstanding:

Common shares	287,605,982
Stock options(1)	14,118,926
Fully diluted share capital	301,724,908

Note:
(1)                                                         Each option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.
There have been no changes in the  Company's  internal  control over  financial reporting during  the three months ended September 30, 2012, that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements").These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise except as required by applicable securities laws.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment (PEA) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to statements regarding the Company’s plans in respect of the development and construction of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities and the success of optimization studies. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain

RUBICON MINERALS CORPORATION – MD&A – September 30, 2012

required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in the AIF.

It is important to note that some of the information provided in this MD&A is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A on behalf of the Board of Directors.